Act: 1933
Section: 2(A)(1)
Rule: ______
Public Availability: 3/4/2005

March 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Western & Southern Mutual Holding Company ("WSMHC")
Lafayette Life MIHC, Inc. ("LLMIHC")
Incoming letter dated February 28, 2005

Based on the facts presented, but without necessarily agreeing with your analysis, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that membership interests in WSMHC are not securities within the meaning of the Securities Act of 1933 or the Securities Exchange Act of 1934, LLMIHC causes it members and future policy holders of its Lafayette Life Insurance company to become members of WSMHC without registration under either statute.

In reaching this position, we particularly note that:

- the Merger, as defined in your letter, will be effected under Ohio and Indiana law permitting the merger of mutual insurance holding companies;
- membership rights in WSHMC will be substantially the same as membership rights in LLMIHC;
- members of LLMIHC will automatically become members of WSHMC when the Merger is effective;
- the Merger is subject to (i) prior approval by the Superintendent of Insurance of the State of Ohio after requisite notice to policyholders and (ii) prior approval by the Indiana Insurance Commissioner after requisite notice to members and policyholders and a public hearing at which members and policyholders are entitled to appear;
- the Superintendent and Commissioner may approve the Merger only after finding that it is fair and equitable to policyholder members of the respective Merger constituents;
- the membership rights in WSMHC to be conferred upon members of LLMIHC will be substantially the same as the membership rights of current members of LLMIHC;
- WSMHS will be subject to oversight by the Superintendent in its conduct toward members comparable to the oversight governing LLMIHC and its members; and
- WSMHC will not be permitted to pay any dividends or make any other distributions to its members, except as approved by the Superintendent or in the event of the dissolution, liquidation or winding up and dissolution of WSMHC as approved by the Superintendent or a court of competent jurisdiction.

1325344

This position is based on the representations made to the Division in your letter. Different facts or conditions might require a different result. This letter expresses the Division's position on enforcement action only and does not express a legal conclusion on the question presented.

Sincerely,

Joseph Babits
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2005

Mail Stop 4-2

Cameron F. MacRae III, P.C.
Leboeuf, Lamb, Greene & MacRae, LLP
125 west 55th Street
New York, NY 10019-5389

Re: Western & Southern Mutual Holding Company

Dear MacRae:

In regard to your letter of February 28, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

LEBOEUF, LAMB, GREENE & MACRAE

L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

125 West 55th Street
New York, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500
E-MAIL ADDRESS: CFMACRAE@LLGM.COM
WRITER'S DIRECT DIAL: (212) 424-8080

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
(AFFILIATED OFFICE)
BISHKEK
ALMATY
BEIJING

February 28, 2005

VIA FEDERAL EXPRESS

Mr. Joseph Babits
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Merger of Lafayette Life MIHC, Inc. with and into Western & Southern Mutual Holding Company

Dear Mr. Babits:

We are counsel to Western & Southern Mutual Holding Company, an Ohio mutual insurance holding company ("WSMHC"), in connection with the prospective merger of Lafayette Life MIHC, Inc., an Indiana mutual insurance holding company ("LLMIHC"), with and into WSMHC, which will be the surviving corporation. The process, described in detail below, referred to herein as the "Merger," will be effected pursuant to the applicable laws of the State of Ohio and the State of Indiana, and upon the terms and subject to the conditions set forth in an Agreement and Plan of Merger between WSMHC and LLMIHC dated as of June 17, 2004 (the "Agreement"). On the effective date of the Merger, LLMIHC will cease to exist, and the membership interests of the members of LLMIHC will be extinguished, and such membership interests will be replaced by membership interests in WSMHC. As a result of the Merger, The Lafayette Life Insurance Company ("Lafayette Life"), the insurance company subsidiary of LLMIHC, will be a wholly-owned subsidiary of WSMHC.

I. Request

We respectfully request confirmation that, based upon the facts, representations and opinions set forth below, the Staff will not recommend that the Securities and Exchange Commission (the "SEC") take any enforcement action if: (i) pursuant to the Agreement, by reason of the Merger, the membership interests of the current members of LLMIHC are extinguished and such membership interests become membership interests in WSMHC; and (ii) after the Merger, future holders of insurance policies issued to "policyholders" (which quoted term, when used herein, includes holders of annuity contracts) of Lafayette Life automatically receive membership interests in WSMHC, in each case without registration of the membership interests in WSMHC under the Securities Act of 1933, as amended (the "Securities Act"), 15 U.S.C. § 78a et seq., or the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), 15 U.S.C. § 78a et seq.

In requesting this no-action letter, we note that:

- the Merger will be effected under the applicable provisions of Ohio and Indiana law permitting the merger of a mutual insurance holding companies;

- the Merger is subject to (i) prior approval by the Superintendent of Insurance of the State of Ohio (the "Superintendent") after requisite notice to policyholders and (ii) prior approval by the Indiana Insurance Commissioner ("Commissioner") after requisite notice to members and policyholders and a public hearing at which members and policyholders are entitled to appear[1];

- the Superintendent and Commissioner may approve the Merger only after finding that it is fair and equitable to the policyholder members of the respective Merger constituents;

- current members of LLMIHC that are policyholders of Lafayette Life will automatically become members of WSMHC when the Merger is effective;

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[1] A public hearing is not required in Ohio. We note that (i) the members of WSMHC will not be receiving membership interests in a different mutual holding company because WSMHC will be the surviving mutual holding company; (ii) WSMHC, which is substantially larger than LLMIHC, is the acquirer; and (iii) in a similar situation involving the merger of New England Mutual Life Insurance Company ("NEMLICO") into Metropolitan Life Insurance Company ("MetLife"), in which the membership interests of the NEMLICO policyholders were extinguished and replaced with membership interests in MetLife, the New York Insurance Department did not hold a hearing. See Metropolitan Life Insurance Company (publicly available May 17, 1996) ("MetLife Letter")

- the membership rights in WSMHC to be conferred upon members of LLMIHC will be substantially the same as the membership rights of current members of LLMIHC;

- WSMHC will be subject to oversight by the Superintendent in its conduct toward members comparable to the oversight governing LLMIHC and its members; and

- WSMHC will not be permitted to pay any dividends or make any other distributions to its members, except as approved by the Superintendent or in the event of the dissolution, liquidation or winding up and dissolution of WSMHC as approved by the Superintendent or a court of competent jurisdiction.

Further, this request for no-action raises issues that are substantially identical to issues that were addressed in the no-action request by Liberty Mutual Holding Company with respect to its merger with Employers Insurance of Wausau Mutual Holding Company, with respect to which the Staff issued a no-action letter based, in part, on the factors noted above. See Liberty Mutual Insurance Company (publicly available June 14, 2001) ("Liberty Mutual Letter"). The facts of this transaction are substantially identical to those described in the Liberty Mutual Letter addressing that merger.[2]

Similar issues have also been addressed in numerous other requests where the Staff has issued no-action letters based, in part, on the factors noted above. Although these requests have been in the context of transactions in which a mutual insurance company was reorganized into a stock insurer within a mutual insurance holding company structure, they nonetheless raise substantially similar issues under the Federal securities laws, that is, the exchange or reclassification of membership interests in an insurance entity for membership interests in a mutual insurance holding company. See, in addition to the Western & Southern Letter, Millers Mutual Insurance Association (publicly available February 20, 2003) ("Millers Mutual Letter"); Milwaukee Mutual Insurance Company (publicly available January 30, 2003) ("Milwaukee Mutual Letter"); First Nonprofit Mutual Insurance Company (publicly available October 24, 2001) ("First Nonprofit Letter"); National Travelers Life Company (publicly available December 29, 1999) ("National Travelers Letter"); Woodmen Accident and Life Company (publicly available December 28, 1999) ("Woodmen Letter"); American Republic Insurance Company (publicly available December 23, 1999) ("American Republic Letter"); The Security Mutual Life Insurance Company of Lincoln, Nebraska (publicly available November 30, 1999) ("Security Mutual Letter"); Trustmark Insurance Company (publicly available August 25, 1999) ("Trustmark Letter"); Mutual Trust Life Insurance Company (publicly available August 4, 1999) ("Mutual Trust Letter"); Mutual of Omaha Insurance Company (publicly available November 27,

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2 To the extent that the Liberty Mutual Letter addressed the mutual holding company conversions of Liberty Mutual Insurance Company and other companies, of course, the facts and issues are not identical because WSMHC and LLMIHC have already undergone conversions. See Western & Southern Life Insurance Company (publicly available September 19, 2000) ("Western & Southern Letter"), with respect to that conversion.

1998) ("Mutual of Omaha Letter"); National Life Insurance Company (publicly available September 18, 1998) ("National Life Letter"); Principal Mutual Life Insurance Company (publicly available June 8, 1998) ("Principal Mutual Letter"); The Ohio National Life Insurance Company (publicly available June 5, 1998) ("Ohio National Letter"); Security Benefit Life Insurance Company (publicly available June 3, 1998) ("Security Benefit Letter"); The Minnesota Mutual Life Insurance Company (publicly available May 21, 1998) ("Minnesota Mutual Letter"); Provident Mutual Life Insurance Company (publicly available April 7, 1998) ("Provident Mutual Letter"); FCCI Mutual Insurance Company (publicly available March 30, 1998) ("FCCI Letter"); Ameritas Life Insurance Corporation (publicly available December 8, 1997) ("Ameritas Letter"); Acacia Mutual Life Insurance Company (publicly available June 27, 1997) ("Acacia Mutual Letter"); Pacific Mutual Life Insurance Company (publicly available April 17, 1997) ("Pacific Mutual Letter"); General American Life Insurance Company (publicly available February 20, 1997) ("General American Letter"); and American Mutual Life Insurance Company (publicly available June 13, 1996) ("American Mutual Letter") (collectively, the "Previous No-Action Letters").

II. Background

WSMHC is an Ohio mutual insurance holding company. WSMHC was formed for the purpose of owning a majority of the voting power of The Western and Southern Life Insurance Company ("Western & Southern Life"), either directly or through one or more intermediate holding companies as permitted by the laws of the State of Ohio, and doing any and all other acts permitted under the laws of the State of Ohio for a mutual insurance holding company. The formation of a mutual insurance holding company structure facilitates the ability of the group, including the converted insurer, to raise capital through a controlled intermediate holding company. At the time of its mutual insurance holding company reorganization, WSMHC formed an intermediate holding company known as Western & Southern Financial Group, Inc., which it has continuously wholly-owned and which, in turn, has continuously wholly-owned Western & Southern Life. In the Western & Southern Letter, the Staff took a no-action position with respect to the issuance of membership interests by WSMHC in exchange for membership interests in Western & Southern Life.

As a mutual insurance holding company, WSMHC has no authorized or issued capital stock. Furthermore, in the present organizational form as a mutual insurance holding company structure, a participating policyholder of Western & Southern Life has rights as a policyholder of Western & Southern Life and as a member of WSMHC. These policyholder rights and membership rights are bundled and cannot be separated. As an insured of Western & Southern Life, a policyholder is entitled to insurance coverage to the extent and in the amount specified in the insured's policy. Owners of insurance policies that are "participating" receive periodic policyholder dividends from Western & Southern Life under the terms of their respective policies in the same manner as participating policyholders of stand alone mutual insurance companies. In addition, a policyholder, whether participating or not, of Western & Southern Life automatically becomes a "member" of WSMHC when he acquires his policy. The membership interests accompanying an insurance policy consist of the right to vote in elections of directors of WSMHC and to vote on other matters that properly come before the members, to receive any member dividends or other distributions from WSMHC, if and when approved by the Superintendent and, in the event of dissolution or liquidation of WSMHC, to receive distributions as provided in the plan of dissolution or liquidation or as provided by law. Under the Amended Articles of Incorporation of WSMHC (the "Articles"), WSMHC is not permitted to pay any dividends or make any other distributions to its members, except as approved by the Superintendent or in the event of the dissolution, liquidation or winding up and dissolution of WSMHC as approved by the Superintendent or a court of competent jurisdiction.

LLMIHC is an Indiana mutual insurance holding company which, indirectly through Lafayette Life and its other affiliates, is principally engaged in the business of selling individual and group life insurance and annuity products and services throughout the United States. The mutual insurance holding company structures of LLMIHC and WSMHC have many of the same features with respect to providing policyholders of the converted insurance company subsidiaries with certain voting and distribution rights at the parent mutual holding company. Similar to the WSMHC structure, policyholders of Lafayette Life automatically become members of the parent mutual insurance holding company when their policies are issued. Members of LLMIHC also have similar voting rights and rights to distribution, if approved, as those conferred on members of WSMHC as described above.

The respective Boards of Directors of WSMHC and LLMIHC have deemed it advisable and in the best interests of the policyholders of their respective insurance company subsidiaries to effect a merger of LLMIHC with and into WSMHC on the terms set forth in the Agreement. The parties have commenced the regulatory approval process described below.

III. <u>The Merger</u>

Pursuant to the Agreement, at the effective time of the Merger, which shall not occur until the requisite conditions precedent to its consummation (including obtaining applicable regulatory approvals) have occurred: (i) LLMIHC shall be merged with and into WSMHC in accordance with applicable provisions of the laws of the State of Ohio and the State of Indiana (discussed below); (ii) the separate corporate existence of LLMIHC shall cease; (iii) WSMHC shall be the successor or surviving mutual holding company; and (iv) WSMHC shall continue its corporate existence under the laws of the State of Ohio and assume legal ownership of all of the assets of LLMIHC. By virtue of the Merger, WSMHC also will become responsible for all of LLMIHC's liabilities and obligations. Further, the membership interest of each member of LLMIHC shall, without any action on the part of any member of LLMIHC, be extinguished and replaced with a membership interest in WSMHC, and each former member of LLMIHC shall become a voting member of WSMHC, by operation of law. The membership interest of each pre-Merger member of WSMHC will not be affected by the Merger, except for the possibility of slight dilution of such membership interests by reason of the Merger.

After the Merger, policyholders of Western & Southern Life will remain policyholders of Western & Southern Life and policyholders of Lafayette Life (which will continue its operations as a separate subsidiary of WSMHC) will remain policyholders of Lafayette Life. While any contract rights that inure to a policyholder by virtue of being the holder of an insurance policy issued by Lafayette Life remain with Lafayette Life, all membership interests of such policyholder that are in LLMIHC will be extinguished and replaced with membership interests in WSMHC by operation of law.

The membership rights in WSMHC to be conferred upon members of Lafayette Life will be substantially the same as the membership rights of current policyholders of Lafayette Life have in LLMIHC. After the Merger, the former LLMIHC members will have the right to vote for directors of WSMHC and to receive dividends or other distributions from WSMHC subject to substantially the same limited circumstances as when they were members of LLMIHC. Each member's rights and interests in WSMHC will be identical to the rights and interests of all other members, except that in the event of the liquidation, dissolution or demutualization of WSMHC during the first five years from the effective time of the Merger, the allocation of distributions to members of WSMHC that are policyholders of Western & Southern Life and members of WSMHC that are policyholders of Lafayette Life will be based in part on the relative statutory surpluses of Western & Southern Life and Lafayette Life at the effective time of the Merger, adjusted thereafter to reflect the experience of each company on a separate entity basis as if the Merger had not occurred.

In addition, Lafayette Life will preserve certain economic features of its insurance contracts in-force as of the effective time of the Merger by establishing a "Closed Block," or the dedication of assets to provide for the continuation of dividends throughout the life of certain participating insurance contracts held by current participating Lafayette Life policyholders. The assets in the Closed Block will be used to pay policyholder dividends and insurance benefits to such Lafayette Life policyholders in accordance with the terms of their insurance contracts and therefore are not available for general use by WSMHC or its affiliates (other than Lafayette Life).

Consummation of the Merger is subject to a variety of customary closing conditions, including the requirement to obtain the necessary approvals of members of LLMIHC and WSMHC and the insurance regulatory authorities of Indiana and Ohio. A chart illustrating the structure of WSMHC, LLMIHC and their principal subsidiaries, including Western & Southern Life and Lafayette Life, before and after the Merger is attached hereto as Exhibit A.

The proposed Merger will comply in all respects with the requirements of both Indiana and Ohio laws. Upon consummation of the Merger, members of LLMIHC will become members of WSMHC, and all persons with membership interests in LLMIHC will have membership interests in WSMHC, as required by Ohio law.

IV. <u>Indiana Law</u>

Mutual Holding Company Mergers

Section 27-14-7-15 of the Indiana Code ("IC") permits a domestic mutual insurance holding company to reorganize with a foreign mutual insurance holding company, subject to the approval of the Commissioner, pursuant to IC 27-1-23-1 through 27-1-23-13. In cases such as this Merger where a foreign company will survive the reorganization, then the Commissioner under IC 27-14-7-15 must also "consider the effect of the transaction on the protections afforded policyholders under the members' surplus protection principle in determining whether the transaction is in the best interests of the policyholders."

As the acquiring party, as defined under IC 27-1-23-1, WSMHC filed a pre-acquisition statement with the Commissioner on August 5, 2004, in accordance with IC 27-1-23-2(b). Further, in compliance with the requirement of IC 27-1-23-2(e) and (h), the Commissioner is required to conduct a public hearing at which policyholders and other interested parties may appear and be heard before approving such a transaction. The Commissioner has not yet fixed a date for such a hearing. Notice of the hearing will be published in compliance with the statutory requirements. In addition, the Commissioner has indicated that she will direct that notice of the hearing be mailed to all policyholders of Lafayette Life. If the Commissioner finds after the hearing that the Merger is fair and reasonable as it relates to the interests of the members of LLMIHC and that the provisions of IC 27-1-23 have been met, the Commissioner will approve the Merger. Specifically, the Commissioner is required to approve the Merger if he or she finds, by a preponderance of the evidence, that: (i) the acquisition of control of LLMIHC and Lafayette Life would not tend to affect adversely Lafayette Life's contractual obligations or its ability and tendency to render service in the future to its policyholders and the public; (ii) the effect of the acquisition of control would not be substantially to lessen competition in any line of insurance business in any section of Indiana or tend to create a monopoly in Indiana; (iii) the financial condition of WSMHC is not such as might jeopardize the financial stability of Lafayette Life, or prejudice the interest of its policyholders; (iv) the plans or proposals which WSMHC has to liquidate Lafayette Life, sell its assets or consolidate or merge it with any person, or to make any other material change in its investment policy, business, corporate structure, or management are fair and reasonable to policyholders of Lafayette Life and in the public interest; and (v) the competence, experience, and integrity of those persons who would control the operation of Lafayette Life are such that the acquisition of control would not tend to affect adversely the general capacity or intention of Lafayette Life to transact the business of insurance in a safe and prudent manner. IC 27-1-23-2(e).

The parties will not consummate the Merger if the foregoing approval is not obtained.

Membership interests of Mutual Holding Companies

Under Indiana insurance laws, membership interests in a mutual holding company are not characterized as securities. See IC 27-14-3-9. No certificates have been issued evidencing the membership interests in LLMIHC nor does Indiana law require such issuance. Rather, a list of members have been kept on the books and records of LLMIHC. Membership interests in a mutual holding company are not transferable or alienable in any manner whatsoever except if ownership of the insurance policy itself is transferred. Moreover, upon cancellation or expiration of the policy by virtue of which the policyholder's membership in the mutual holding company is derived, the policyholder's membership in the mutual holding company will automatically cease. In other words, all membership interests in LLMIHC remain in force only so long as the individual remains a policyholder of Lafayette Life.

V. <u>Ohio Law</u>

Mutual Holding Company Mergers

Section 3913.32(B) of the Ohio Revised Code (the "ORC") permits a foreign mutual insurance holding company to reorganize by merging into a domestic mutual insurance holding company. Ohio law permits such a merger only after the occurrence of certain events, including, among others, approval of the merger by the Superintendent and approval of the Articles by the Ohio Attorney General and Superintendent.

Under the ORC, WSMHC will be required always to hold a majority of the voting power of Western & Southern Life and Lafayette Life, directly or indirectly through one or more intermediate stock holding companies on a fully diluted basis. <u>See</u> Section 3913.26(F) of the ORC.

Further, the Superintendent shall have continuing jurisdiction over WSMHC in order to ensure that the interests of the policyholders are protected. <u>See</u> Section 3913.28(I) of the ORC. Moreover, under the Articles, WSMHC is not permitted to pay any dividends or make any other distributions to its members, except as directed or approved by the Superintendent or in the event of the dissolution, liquidation or winding up and dissolution of WSMHC as approved by the Superintendent or a court of competent jurisdiction.

The parties will not consummate the Merger if the foregoing approval is not obtained.

Membership interests of Mutual Holding Companies

Under Ohio insurance laws, membership interests in a mutual holding company are not characterized as securities. See Section 3913.33 of the ORC. No certificates have been or will be issued evidencing the membership interests in WSMHC nor does Ohio law require such issuance. Rather, a list of members have been and will be kept on the books and records of WSMHC. Membership interests in a mutual holding company are not transferable or alienable in any manner whatsoever except if ownership of the insurance policy itself is transferred. Moreover, upon cancellation or expiration of the policy by virtue of which the policyholder's membership in the mutual holding company is derived, the policyholder's membership in the mutual holding company will automatically cease. In other words, all membership interests in WSMHC remain in force only so long as the individual remains a policyholder of Western & Southern Life and, after the Merger, Lafayette Life.

VI. <u>Discussion</u>

A. <u>Registration under the Securities Act</u>

1. <u>Insurance Policies issued by Lafayette Life are Exempted Securities</u>

It is well settled that insurance policies of the type issued by Lafayette Life are exempted securities under Section 3(a)(8) of the Securities Act. This section exempts insurance policies from the Securities Act if the policies are "issued .... subject to the supervision of the insurance commissioner .... of any state .... of the United States." 15 U.S.C. § 77c(8). Moreover, the 1933 House Committee Report on the Securities Act explained that the Section 3(a)(8) exemption

> "makes clear what is already implied in the act, namely, that insurance policies are not to be regarded as securities subject to the provisions of the act. The insurance policy and like contracts are not regarded in the commercial world as securities offered to the public for investment purposes. The entire tenor of the act would lead, even without this specific exemption, to the exclusion of insurance policies from the provisions of the act, but the specific exemption is included to make misinterpretations impossible."

H.R. Rep. No. 85, 73d Cong., 1st Sess. 15 (1933). See also SEC v. Variable Annuity Life Ins. Co., 359 U.S. 65, 74 n.4 (1959) ("VALIC") (Brennan, J., concurring) (stating insurance policy exemption "just confirmatory of the policy's noncoverage under the definition of security"). Some insurance products with investment components, including some products issued by Lafayette Life, are regulated as investment contracts because such products have elements which qualify them as "securities," such as the holder bearing substantial investment risk and expecting a profit, and the product being marketed as an investment. See VALIC, 359 U.S. at 71-73; John Hancock Mut. Life Ins. Co. v. Harris Trust & Savs. Bank, 510 U.S. 86, 101-102 (1993). See also 17 C.F.R. 230.151 ("Safe Harbor definition of certain annuity contracts or optional annuity contracts within the meaning of section 3(a)(8)").

The fact that members of LLMIHC will become members of WSMHC while their insurance policies are in force does not affect the analysis that the underlying insurance policies issued by Lafayette Life are exempted securities under Section 3(a)(8) of the Securities Act, nor does it change the applicability of the Securities Act to those other insurance products that are subject to the Securities Act. Moreover, the applicability of the Securities Act to certain insurance products does not affect the conclusion that membership interests (whether in a mutual insurer or in a mutual insurance holding company) created upon the issuance of such products are not themselves securities as discussed below. No "specific consideration in return for a separable financial interest with the characteristics of a security" is paid for a membership interest; to the contrary, only the insurance policy or annuity contract is purchased. International Bhd. of Teamsters. v. Daniel, 439 U.S. 551, 559 (1979) (noncontributory pension plan).

2. Membership Interests in WSMHC and LLMIHC are not Securities

Applying the test developed in SEC v. W.J. Howey Co., 328 U.S. 293 (1946) ("Howey"), and its progeny, it is our opinion that the membership interests in WSMHC to be received by current members of LLMIHC in the Merger and membership interests conferred on policyholders of Lafayette Life after the Merger by virtue of the issuance of Lafayette Life policies will not be received as a result of the offer or sale of a "security" as that term is defined in Section 2(a)(1) of the Securities Act.[3]

Section 2(a)(1) of the Securities Act, in pertinent part, defines the term "security" to include:

> "[A]ny note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights . . . or, in general, any interest or instrument commonly known as a 'security,' or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing."

15 U.S.C. § 77b(a)(1).

A "membership interest" in a mutual insurance holding company is not included in this list of financial instruments. An instrument not listed, however, may still be deemed to be a "security" if it falls within one of the definition's two general categories, viz., an "investment contract" or an "interest or instrument commonly known as a 'security.'"

In Howey, 328 U.S. at 297, the Supreme Court developed a test that has been used to determine whether an instrument is an "investment contract" or an "interest or instrument commonly known as a 'security'."[4] The Supreme Court, in Reves v. Ernst & Young, 494 U.S. 56 (1990) ("Reves"), summarized the elements of the Howey test as:

> "(1) an investment; (2) in a common enterprise; (3) with a reasonable expectation of profits; (4) to be derived from the entrepreneurial or managerial efforts of others."

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3 Ohio law and Indiana law each expressly provide that membership interests in domestic mutual insurance holding companies are not securities. See Section 3913.33 of the ORC and IC 27-14-3-9.

4 While the Howey test specifically focused on "investment contracts," the Court since Howey has applied the test more broadly. See United Housing Found., Inc. v. Forman, 421 U.S. 837, 852 (1975) ("Forman") (stating the Howey test "embodies the essential attributes that run through all of the Court's decisions defining a security"); Landreth Timber Co. v. Landreth, 471 U.S. 681, 691 n.5 (1985) ("Landreth") (criticizing Forman but concluding that the Howey test applies in determining whether an interest is an "instrument commonly known as a 'security'").

494 U.S. at 64 (citation omitted). All four elements of the Howey test must be met before an instrument is deemed to constitute an "investment contract."

As noted above, the Staff has consistently taken the position that a membership interest in a mutual insurance holding company is not an investment contract or a security. (See the "Previous No-Action Letters").

In our opinion, the issuance of membership interests in WSMHC to future policyholders of Lafayette Life that become members of WSMHC after the Merger fall within the criteria established by the above cited no-action letters, and therefore, will not be considered a security for any purposes. Moreover, neither the exchange of membership interests in WSMHC for membership interests in LLMIHC in the Merger nor the issuance of membership interests in WSMHC to policyholders of Lafayette Life after the Merger meet the first and third elements of the Howey test.

First, an investment is characterized by "an exchange of value," most often a monetary contribution. See Uselton v. Commercial Lovelace Motor Freight, Inc., 940 F.2d 564, 574-75 (10th Cir.) cert. denied, 502 U.S. 983 (1991). See also Howey, 328 U.S. at 301. In the Merger, no membership interest will be issued or created as the result of an 'exchange of value' comprised of monetary consideration. A membership interest in WSMHC arises for Lafayette Life policyholders solely from the purchase of an insurance policy from Lafayette Life. Owners of existing policies issued by Lafayette Life who are members of LLMIHC before the Merger will not be required to make payments in cash or in the form of other property to become members of WSMHC in the Merger. Instead, their membership interests in WSMHC will be conferred upon them automatically pursuant to the Merger without any action on the part of any LLMIHC member. Similarly, owners of Lafayette Life policies issued after the Merger will become members of WSMHC automatically upon the purchase of Lafayette Life policies without the payment of separate cash or other property. The underwriting practices of Lafayette Life will determine whether a person becomes a policyholder (and therefore a member in WSMHC) and the premiums to be paid by the policyholder for the policy. Any monies paid by a policyholder to Lafayette Life will be in the form of premiums paid to Lafayette Life with the intent of obtaining insurance coverage, and not, with any profit-making, profit-sharing, investment intent or expectation of profit with respect to membership in WSMHC. Additionally, there will be no marketing of membership interests as investments or otherwise because they are simply rights that accompany an insurance policy and are not otherwise transferable.

Furthermore, as to element number 3 of Howey, a membership interest in WSMHC does not, in our view, provide a member with any "reasonable expectation of profits" in that enterprise. Profits are defined under the Howey test as "either capital appreciation resulting from the development of the initial investment . . . or participation in earnings resulting from the use of investors' funds. . . ." Forman, 421 U.S. at 852. Where a person is not "'attracted solely by the prospects of a return' on his investment," but rather "by a desire to use or consume the item purchased," the expectation of profit element is not met. Id.

We do not believe that a policyholder of Lafayette Life, currently a member of LLMIHC, is motivated by an expectation of earning a profit from receiving a membership interest in WSMHC pursuant to the Merger or thereafter when a new policy is issued. In this respect, a policyholder of Lafayette Life is indistinguishable from a policyholder of a mutual insurance company; that is, the economic reality of becoming a WSMHC member is that the policyholder parts with his money not for the purpose of reaping profits from the efforts of others, but for the purpose of purchasing insurance, a commodity for personal consumption. Forman, 421 U.S. at 858. A Lafayette Life policyholder's expectations of accretion in value of his/her insurance policy is based on the terms of the insurance contract itself and the primary basis for establishing a Closed Block is to preserve the policyholder dividend expectations of participating policyholders on their insurance contracts. The Closed Block does not relate to dividends on members' interests, which cannot be paid without the approval of the Superintendent. Thus, under the Articles, WSMHC is not permitted to pay any dividends or make any other distributions to its members, except as approved by the Superintendent or in the event of the dissolution, liquidation or winding up and dissolution of WSMHC as approved by the Superintendent or a court of competent jurisdiction. WSMHC has never requested permission from the Superintendent to declare and pay a distribution to its members and has no plans or intentions to do so, or to dissolve or liquidate. Moreover, since a membership interest in a mutual insurance holding company, including WSMHC, is illiquid, non-negotiable, and cannot be transferred or assigned separately from the related insurance policy and are extinguished if a member is no longer a policyholder, it cannot be said that there is any market for the membership interests or that they are "repurchased" at a "profit" by WSMHC or by any other person. Accordingly, we do not believe that a prospective policyholder of Lafayette Life will be motivated to become a member of WSMHC "solely by the prospects of a return " on the membership interest. Id, at 852.

The membership interests to be created in the Merger and thereafter also, in our opinion, will not constitute a "security" under the criteria applied by the Court in Reves.[5] In Reves, 494 U.S. at 66, the Court noted four factors that "this Court has held apply in deciding whether a transaction involves a 'security'":

> First, the transaction in which the instrument was received must be reviewed to assess the motivations that would prompt a reasonable seller and buyer to enter into it. See Reves, 494 U.S. at 66. "If the seller's purpose is to raise money for the general use of the business enterprise or to finance substantial investments and the buyer is interested primarily in the profit the note is expected to generate, the instrument is likely to be a 'security.'" Id.

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[5] The Court in Reves considered whether promissory notes issued by a farmers' cooperative constituted "notes" under the Securities Exchange Act definition of "security." In analyzing whether a note is within the definition of security, the Court followed the "family resemblance test," which provides that a note is not a security if it bears a resemblance to notes which have been previously designated by courts as not constituting securities. See Reves, 494 U.S. at 63-67.

Second, the plan of distribution of the instrument must be examined to determine "whether it is an instrument in which there is 'common trading for speculation or investment . . .'." Id.

Third, the "reasonable expectations of the investing public" must be examined. Id. In this regard, the Court noted that the marketing efforts employed in selling an alleged security are relevant to the expectations of the general public. See Reves, 494 U.S. at 68 (noting that "[t]he advertisements for the notes here characterized them as 'investments' . . . and there were no countervailing factors that would have led a reasonable person to question this characterization").

Fourth, the presence of "some factor such as the existence of another regulatory scheme [which] significantly reduces the risk of the instrument . . . " must be considered. See Reves, 494 U.S. at 67.

Under the four criteria set forth in Reves for determining whether an instrument is a "security," a membership interest in WSMHC created in the Merger or thereafter in connection with a policy issued by Lafayette Life after the Merger would not constitute a security.

First, the motivation of WSMHC in issuing membership interests to the holders of policies in the Merger or thereafter is not "to finance substantial investments" through the sale of membership interests. Membership interests cannot be sold as such, and a membership interest is created as a part of the insurance policy to which it relates. Moreover, the primary motivation of the members of LLMIHC in voting for the Merger, or of purchasers of Lafayette Life's policies after the Merger, is not likely to be the expectation of receiving a profit in respect of the related membership interest. (See above). Rather, the policyholders' primary motivation in voting for the Merger is to continue to have the benefit of and preserve equivalent membership rights in the insurer's new parent company. In addition, WSMHC is not attempting "to finance substantial investments" through the issuance of membership interests. In fact, the creation of membership interests themselves does not directly generate any capital for the "issuer" at all.

Second, there is no "plan of distribution" of membership interests in the Merger or otherwise. As mentioned above, membership interests cannot be transferred apart from the policy to which they relate.[6]

Third, we do not believe that the general investing public will view membership interests issued in the Merger or thereafter by WSMHC as securities to any greater degree than it so views mutual insurance company policies and membership in a mutual insurer, that is, the membership interests in WSMHC is an inseparable attribute of the insurance policy to which it attaches. Membership interests will not be marketed to the general public as interests which would give rise to a profit expectancy, no certificates will be issued in respect of the membership interests

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6 See also Forman, 421 U.S. at 851-52 (traditional characteristic of a security is negotiability).

and, under the ORC, the membership interests are expressly not securities. See Section 3913.33 of the ORC.

Finally, the Court in Reves stressed the significance of an alternative regulatory scheme that might reduce the risks associated with an instrument constituting a security. See Reves, 494 U.S. at 67 ("the existence of another regulatory scheme" may "significantly reduce[] the risk of the instrument, thereby rendering application of the Securities Acts [sic] unnecessary"); see also Marine Bank v. Weaver, 455 U.S. 551, 557-559 (1982). This factor suggests that the membership interests to be issued in the Merger and thereafter will not constitute securities because, as discussed above, the Merger is subject to extensive regulatory scrutiny by both Indiana, the domicile of LLMIHC, and Ohio, the domicile of WSMHC. In addition, after the Merger, WSMHC and all of is subsidiaries, including Lafayette Life, will remain subject to regulation by Ohio, and Lafayette Life will also remain subject to regulation by Indiana.[7]

We recognize that the Staff, in its Liberty Mutual Letter, Minnesota Mutual Letter, National Life Letter, Ameritas Letter, to mention a few, noted, among other things, that the mutual holding company established in each of those transactions would be subject to a level of regulation equal to that of a domestic insurance company. Although under the ORC the level of regulation over WSMHC by the Superintendent is not "equal" to that of an Ohio domestic insurance company, clearly the Ohio regulatory scheme falls squarely within the Reves analysis because the Staff issued a no-action letter to Western & Southern Life with respect to its mutual holding company conversion in the Western & Southern Letter. The Superintendent will retain oversight over the membership interests in WSMHC in order to ensure that policyholders' interests as members are protected; for example, the amendments to WSMHC's Articles to effect the Merger and any future amendments that affect membership interests in WSMHC, must be approved by the Ohio Attorney General and Superintendent, and the Commissioner only after a finding that the Merger is fair and equitable to policyholders; following the Merger, the Superintendent will continue to retain jurisdiction over WSMHC; and, as now, WSMHC may not dissolve without the approval of the Superintendent or a court of competent jurisdiction.

Because the membership interests do not meet the tests articulated by the Supreme Court in Howey and Reves for determining that an instrument is a security under Section 2(a)(1) of the Securities Act, it is our opinion that the membership interests to be conferred on Lafayette Life

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7 The Reves test itself does not necessarily require the existence of a regulatory regime, but only "some factor," such as a regulatory regime, that will reduce the risk of the instrument. Reves, 494 U.S. at 66. We further note in this regard that in other cases and no-action letters interpreting the term "security" the Court and the Staff have not required the existence of another regulatory scheme in characterizing whether the instrument at hand was a security. See, e.g., SEC v. C.M. Joiner Leasing Corp., 320 U.S. 344 (1943); Forman, 421 U.S. 837; Dairyman, Inc. (publicly available Jan. 29, 1993). Nonetheless, such a regime does in fact exist in this instance.

participating policyholders in the Merger or thereafter upon the issuance of a new insurance policy will not be considered securities under the Securities Act.[8]

B. Registration Under the Securities Exchange Act

Based upon the foregoing facts and the analyses set forth herein, it is our opinion that WSMHC will not, upon consummation of the Merger, be subject to the registration requirements of the Securities Exchange Act. Our opinion is based upon our determination that, as discussed above, the membership interests in WSMHC to be issued to policyholders of Lafayette Life in the Merger and thereafter to new policyholders of Lafayette Life would not be classified as "securities" under the Federal securities laws.

Under Section 12(g) of the Securities Exchange Act and the rules promulgated thereunder, certain "issuers" with total assets exceeding $10,000,000 and a class of "equity securities" held of record by 500 or more persons must register under the Securities Exchange Act. 15 U.S.C. § 77L(g)(1)(8). An "issuer" is defined under Section 3(a)(8) of the Securities Exchange Act as "any person who issues or proposes to issue any security." 15 U.S.C. § 78(c)(8). The definition of "security" under the Securities Exchange Act "is virtually identical" to the definition under the Securities Act. See Forman, 421 U.S. at 847 n.12 (citing Tcherepnin v. Knight, 389 U.S. 332, 335-336, 342 (1967)); see also Reves, 494 U.S. at 61 n.1; Landreth, 471 U.S. at 686 n.1. For the same reasons set forth in the discussion of the Securities Act above, we believe a membership interest in WSMHC is not a security under the Securities Exchange Act. We therefore are of the opinion that WSMHC will not issue, and does not intend to issue, a security, and, accordingly, will not be subject to the registration requirements of Section 12(g) of the Securities Exchange Act.

VII. Conclusion

In consideration of the foregoing facts, representations and opinions we request that the Staff confirm that it will not recommend any enforcement action to the SEC if (i) by reason of the Merger, the membership interests of current policyholders of Lafayette Life who are members of LLMIHC become membership interests in WSMHC and (ii) after the Merger, future holders of insurance policies issued by Lafayette Life receive membership interests in WSMHC, in each case without registration of the membership interests in WSMHC under the Securities Act and the Securities Exchange Act.

Because of the importance of the Merger to WSMHC, we would appreciate hearing from the Staff at its earliest convenience. In the event you anticipate formulating a response not

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8 The existence of one or more intermediate stock holding companies in the post-Merger structure does not affect our opinion that the membership interests are not securities. The existence of such companies has no economic effect on the owners of the membership interests or any effect on the reasonable expectations of policyholders in receiving such interests.

consistent with any interpretation or position stated in this request, we would appreciate the opportunity to discuss the matter with the Staff prior to any final decision. If you have any comments or would like additional information, please contact Theodore LaPier of this office at (212) 424-8530 or the undersigned.

Sincerely yours,

Cameron F. MacRae III, P.C.

cc: Donald J. Wuebbling, Esq.
Senior Vice President and General Counsel
Western & Southern Mutual Holding Company

NYB 596888.6 79392 00723

Before Merger:



Lafayette Life MIHC, Inc.
LL Holdings Corp.
Lafayette Holding Co.
LLIA, Inc.
ALLISCO, Inc.
Lafayette Life Insurance Company
Western & Southern Mutual Holding Company
Western & Southern Financial Group, Inc.
The Western and Southern Life Insurance Company
Columbus Life Insurance Company
Other subs.

Exhibit A

After Merger:



Western & Southern Mutual Holding Company
LL Holdings Corp.
Lafayette Holding Co.
Western & Southern Financial Group, Inc.
LLIA, Inc.
ALLISCO, Inc.
Lafayette Life Insurance Company
The Western and Southern Life Insurance Company
Columbus Life Insurance Company
Other subs.

Exhibit A